Exhibit (a)(1)(C)

XM SATELLITE RADIO HOLDINGS INC.

1500 Eckington Place, N.E.

Washington, D.C. 20002

TO:	HOLDERS OF 10% SENIOR SECURED DISCOUNT CONVERTIBLE NOTES DUE 2009:

XM Satellite Radio Holdings Inc. (“XM”) has amended its Offer of Premium for Conversion and Consent Solicitation, dated September 26, 2006 (the “Statement”) and accompanying Letter of Transmittal and Consent, pursuant to which XM has (i) offered (the “Offer”) a premium of shares of XM’s Class A common stock for the conversion of any and all of XM’s outstanding 10% Senior Secured Discount Convertible Notes due 2009 (the “10% Notes”), and (ii) solicited consents (the “Consent Solicitation”) from registered holders of 10% Notes (“Holders”) to certain amendments to the Amended and Restated Note Purchase Agreement, dated as of June 16, 2003, among XM, XM Satellite Radio Inc. and the 10% Note purchasers named therein and to the Third Amended and Restated Shareholders and Noteholders Agreement, dated as of June 16, 2003, among XM and the investors named therein. XM has not changed any economic terms of the Offer.

A copy of the amendments to the Statement is included herein. Also included is an amended Letter of Transmittal and Consent, which should be used by Holders choosing to participate in the Offer and Consent Solicitation.

Questions with respect to the Offer and Consent Solicitation and requests for additional copies of the Offer and Consent Solicitation and the amended Letter of Transmittal and Consent may be directed to Jim Burns at (866) 559-7666.

Very truly yours,

XM Satellite Radio Holdings Inc.

October 20, 2006